

# 6 year ETF Efficiente Note

## OVERVIEW

JPMorgan ETF Efficiente 5 Index (the "strategy") is a cross-asset strategy that aims to maximize returns per unit of risk by using portfolio optimization technology. The strategy uses the concept of the efficient frontier to select the optimum portfolio from a universe of 12 exchange-traded funds and a cash index, and aims to maximize returns while targeting a realized volatility of 5%. The strategy rebalances monthly and is non-discretionary.

The Index levels incorporate an adjustment factor of 0.50% per annum which is deducted daily.

Any payment on the notes is subject to the credit risk of JPMorgan Chase & Co.

May be appropriate for investors requiring asset and geographical diversification and full repayment of principal at maturity, subject to the credit risk of JP Morgan Chase & Co.

## Summary of Terms

| | |
|---|---|
| Issuer: | JPMorgan Chase & Co. |
| Par: | $1,000 |
| Index: | JPMorgan ETF Efficiente 5 Index |
| Index ticker: | EEJPUS5E |
| Participation Rate: | 115%* |
| Index Return: | (Ending Index Level – Starting Index Level) / Starting Index Level |
| Pricing Date: | February 26, 2013 |
| Starting Index Level: | The Index closing level on the pricing date |
| Observation Date: | February 25, 2019** |
| Ending Index Level: | The Index closing level on the Observation Date |
| Maturity Date: | February 28, 2019** |
| CUSIP: | 48126DVW6 |

## Return Profile

If the ending Index level is greater than its initial level, you will receive a cash payment that provides you with a return per $1,000 note equal to the Index return multiplied by the Participation Rate.

If held to maturity you will receive a full repayment of principal on the notes, even if the Index declines, subject to the credit risk of JPMorgan Chase & Co.

*To be determined on the Pricing Date, but not less than 115%

**Subject to postponement as described in the accompanying term sheet

## Hypothetical Returns***



| Index Return | Note Return | Payment at Maturity |
|---|---|---|
| 70.00% | 80.50% | $1,805.00 |
| 50.00% | 57.50% | $1,575.00 |
| 30.00% | 34.50% | $1,345.00 |
| 20.00% | 23.00% | $1,230.00 |
| 10.00% | 11.50% | $1,115.00 |
| 0.00% | 0.00% | $1,000.00 |
| -10.00% | 0.00% | $1,000.00 |
| -20.00% | 0.00% | $1,000.00 |
| -30.00% | 0.00% | $1,000.00 |
| -50.00% | 0.00% | $1,000.00 |
| -70.00% | 0.00% | $1,000.00 |

*** Reflects a Participation Rate of 115% for illustrative purposes and assumes a $1,000 investment. The hypothetical returns set forth above are illustrative and may not be the actual returns on the notes. These returns do not reflect fees or expenses that would be associated with any sale in the secondary market. If these fees and expenses were included, the hypothetical returns shown above would likely be lower.



# 6 year ETF Efficiente Note

## Selected Benefits

- The Notes offer full repayment of principal at maturity, subject to the credit risk of JPMorgan Chase & Co.
- Minimum denominations of $1,000 and integral multiples in excess thereof.
- The Index dynamically allocates among the following 12 ETFs (the "ETF Constituents") and the JPMorgan Cash Index USD 3 Month (the "Cash Constituent"), each a "Basket Constituent".

| | | | | |
|---|---|---|---|---|
| SPDR® S&P 500® ETF Trust (SPY) | iShares® Emerging Markets Bond Fund (EMB) | SPDR® Gold Trust (GLD) | iShares® Barclays 20+ Year Treasury Bond Fund (TLT) | iShares® MSCI Emerging Markets Index Fund (EEM) |
| iShares® Russell 2000 Index Fund (IWM) | iShares® Dow Jones Real Estate Index Fund (IYR) | iShares® Barclays TIPS Bond Fund (TIP) | iShares® iBOXX $ Investment Grade Corporate Bond Fund (LQD) | |
| iShares® MSCI EAFE Index Fund (EFA) | iShares® S&P GSCI™ Commodity-Indexed Trust (GSG) | JPMorgan Cash Index USD 3 Month (JPCAUS3M) | iShares® iBOXX $ High Yield Corporate Bond Fund (HYG) | |

## Selected Risks

- The notes may not pay more than the principal amount at maturity.
- Payment on the Notes at maturity is subject to our credit risk. Therefore the value of the Notes prior to maturity will be subject to changes in the market's view of our creditworthiness.
- The stated payout of the note from the issuer, including the repayment of principal, only applies if you hold the notes to maturity.
- The note do not have any interest or dividend payments or voting rights.
- The strategy may not be successful. It may not outperform an alternative strategy related to the ETF Constituents.
- The strategy is subject to emerging markets risk, fixed income risks, currency exchange risk, real estate risk, ETF risks, small capitalization stock risk and the uncertain legal and regulatory regimes which govern commodities future contracts.
- Changes in the value of Basket Constituents may offset each other.
- The Index applies monthly rebalancing and weighting caps that may reduce your return.
- The Index has a limited operating history. Hypothetical Back-tested data related to the Index do not represent actual historical data and are subject to inherent limitations.
- Upon the occurrence of a commodity hedging disruption event, the value of the additional amount will be determined by the calculation agent on the date of such event. Your payment at maturity will be based on, in part, a level of the Index prior to the Observation Date.
- Our affiliate, JPMS plc, is the index calculation agent and may adjust the Index in a way that affects its level.
- The Index may be partially uninvested. Any uninvested portion will earn no return.
- The tax consequences of the Notes may be uncertain. You should consult your tax adviser regarding the U.S. federal income tax consequences of an investment in the Notes.
- Certain built-in costs are likely to adversely affect the value of the Notes prior to maturity. The original issue price of the Notes includes the agent's commission and the estimated cost of hedging our obligations under the Notes. As a result, the price, if any, at which JPMS will be willing to purchase Notes from you in secondary market transactions, if at all, will likely be lower than the original issue price and any sale prior to the maturity date could result in a substantial loss to you.
- Lack of liquidity: JPMorgan Securities LLC, acting as agent for the Issuer (and who we refer to as JPMS), intends to offer to purchase the Notes in the secondary market but is not required to do so. The price, if any, at which JPMS will be willing to purchase Notes from you in the secondary market, if at all, may result in a significant loss of your principal.
- Many economic and market factors, such as Index volatility, time to maturity, interest rates and creditworthiness of the Issuer, will impact the value of the Notes prior to maturity.
- Potential conflicts: we and our affiliates play a variety of roles in connection with the issuance of Notes, including acting as note calculation agent and index calculation agent, and hedging our obligations under the Notes. It is possible that such hedging or other trading activities of JPMorgan or its affiliates could result in substantial returns for JPMorgan and its affiliates while the value of the Notes decline.

The risks identified above are not exhaustive. Please see "Risk Factors" in the applicable product supplement and "Selected Risk Considerations" in the applicable term sheet for additional information.